SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 6)

NTS-Properties VII, Ltd.
(Name of Subject Company (issuer))

ORIG, LLC (Offeror and Affiliate of Issuer)
J.D. Nichols (Bidder and Affiliate of Issuer)
Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E506
(CUSIP Number of Class of Securities)

J.D. Nichols, Manager
of ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

Calculation of Filing Fee

Previously Paid

|_|	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4.
|_| going private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Amendment No. 6 dated October 7, 2002 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 10, 2002 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 50,000 Interests (the "Offer") in NTS-Properties VII, Ltd., a Florida limited partnership and an affiliate of the Offeror (the "Partnership"). The Purchase Price of the Offer was originally $6.00 per Interest and was subsequently raised to $6.50 per Interest. The Original Statement was subsequently amended by filing Amendment No. 1 on June 7, 2002, Amendment No. 2 on July 8, 2002, Amendment No. 3 on August 7, 2002, Amendment No. 4 on August 30, 2002, and Amendment No. 5 on September 5, 2002. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment constitutes the sixth and final amendment to the Original Statement in accordance with Rule 14d-3(b)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction H to Schedule TO. This amendment is intended to satisfy the reporting requirements of Section 13(d) of the Exchange Act with respect to all securities acquired by ORIG pursuant to the Offer. All 43,607 Interests tendered were accepted by the Offeror, without proration. By Press Release dated October 4, 2002 the Offeror announced: (i) that the Offer had terminated as of October 1, 2002; and (ii) the final results of the Offer. The Press Release is attached hereto as Exhibit (a)(1)(xi).

      1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

             J. D. Nichols

      2)   Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   [   ]

             (b)   [X]

      3)   SEC Use Only

      4)   Source of Funds: BK

      5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

      6)   Citizenship or Place of Organization: U.S.A.

      Number of Shares Beneficially Owned by Each Reporting Person With:

      7)   Sole Voting Power     219,382(1)(2)(3)

      8)   Shared Voting Power     0

      9)   Sole Dispositive Power     219,382(1)(2)(3)

      10)   Shared Dispositive Power     0

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 219,382(1)(2)(3)

      12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [    ]

      13)   Percent of Class Represented by Row (11): 39.7%

      14)   Type of Reporting Person: IN

  Includes: (i) five Interests owned by the General Partner, of which Mr. Nichols is the managing general partner; (ii) 5,738 Interests owned by BKK Financial Inc., an Indiana corporation ("BKK"); (iii) 1,796 Interests owned by Ocean Ridge Investments Ltd., a Florida limited liability partnership ("Ocean Ridge"); and (iv) 211,843 Interests owned by ORIG.

  Mr. Nichols disclaims beneficial ownership of 217,264 Interests, including: (i) 5,738 Interests owned by BKK; (ii) 1,796 Interests owned by Ocean Ridge; (iii) five Interests owned by the General Partner; and (iv) 209,725, or 99%, of the Interests owned by ORIG.

  Mr. Nichols has the power to direct the voting and disposition of these Interests by virtue of the fact that he is the Manager of ORIG, the managing general partner of the General Partner and the Chairman of the Board of BKK, which is the general partner of Ocean Ridge.

      1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

             BKK Financial, Inc., an Indiana corporation

      2)   Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   [   ]

             (b)   [X]

      3)   SEC Use Only

      4)   Source of Funds: WC

      5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

      6)   Citizenship or Place of Organization: BKK is an Indiana corporation

      Number of Shares Beneficially Owned by Each Reporting Person With:

      7)   Sole Voting Power     5,738

      8)   Shared Voting Power     213,644(1)(2)

      9)   Sole Dispositive Power     5,738

      10)   Shared Dispositive Power     213,644(1)(2)

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 219,382(2) (3)

      12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

      13)   Percent of Class Represented by Row (11): 39.7%

      14)   Type of Reporting Person: PN

  Includes: (i) five Interests owned by the General Partner; (ii) 1,796 Interests owned by Ocean Ridge; and (iii) 211,843 Interests owned by ORIG.

  BKK disclaims beneficial ownership of 213,644 Interests, including: (i) 1,796 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 211,843 Interests owned by ORIG.

  Includes: (i) five Interests owned by the General Partner; (ii) 5,738 Interests owned by BKK; (iii) 1,796 Interests owned by Ocean Ridge; and (iv) 211,843 Interests owned by ORIG.

      1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

             Ocean Ridge Investments, Ltd., a Florida limited partnership

      2)   Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)   [   ]

              (b)   [X]

      3)    SEC Use Only

      4)    Source of Funds: WC

      5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

      6)    Citizenship or Place of Organization: Ocean Ridge is a Florida limited partnership

      Number of Shares Beneficially Owned by Each Reporting Person With:

      7)    Sole Voting Power      1,796

      8)    Shared Voting Power      217,586(1)(2)

      9)    Sole Dispositive Power      1,796

      10)    Shared Dispositive Power      217,586(1)(2)

      11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 219,382(2) (3)

      12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

      13)    Percent of Class Represented by Row (11): 39.7%

      14)    Type of Reporting Person: PN

  Includes: (i) five Interests owned by the General Partner; (ii) 5,738 Interests owned by BKK; and (iii) 211,843 Interests owned by ORIG.

  Ocean Ridge disclaims beneficial ownership of 217,586 Interests, including: (i) 5,738 Interests owned by BKK; (ii) five Interests owned by the General Partner; and (iii) 211,843 Interests owned by ORIG.

  Includes: (i) five Interests owned by the General Partner; (ii) 5,738 Interests owned by BKK; (iii) 1,796 Interests owned by Ocean Ridge; and (iv) 211,843 Interests owned by ORIG.

      1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

             ORIG, LLC, a Kentucky limited liability company

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   [   ]

             (b)   [X]

      3)   SEC Use Only

      4)    Source of Funds: BK

      5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

      6)    Citizenship or Place of Organization: ORIG is a Kentucky limited liability company

      Number of Shares Beneficially Owned by Each Reporting Person With:

      7)    Sole Voting Power      211,843

      8)    Shared Voting Power      7,539(1)(2)

      9)    Sole Dispositive Power      211,843

      10)    Shared Dispositive Power      7,539(1)(2)

      11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 219,382(2) (3)

      12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

      13)    Percent of Class Represented by Row (11): 39.7%

      14)    Type of Reporting Person: OO

  Includes: (i) five Interests owned by the General Partner; (ii) 1,796 Interests owned by Ocean Ridge; and (iii) 5,738 Interests owned by BKK.

  ORIG disclaims beneficial ownership of 7,539 Interests, including: (i) 1,796 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 5,738 Interests owned by BKK.
  Includes: (i) five Interests owned by the General Partner; (ii) 5,738 Interests owned by BKK; (iii) 1,796 Interests owned by Ocean Ridge; and (iv) 211,843 Interests owned by ORIG.

      1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

             NTS-Properties Associates VII, a Kentucky limited partnership

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   [   ]

             (b)   [X]

      3)   SEC Use Only

      4)    Source of Funds: WC

      5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

      6)   Citizenship or Place of Organization: NTS-Properties Associates VII is a Kentucky limited partnership

      Number of Shares Beneficially Owned by Each Reporting Person With:

      7)    Sole Voting Power      5

      8)    Shared Voting Power      219,377(1)(2)

      9)    Sole Dispositive Power      5

      10)    Shared Dispositive Power      219,377(1)(2)

      11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 219,382(2) (3)

      12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

      13)   Percent of Class Represented by Row (11): 39.7%

      14)    Type of Reporting Person: PN

  Includes: (i) 1,796 Interests owned by Ocean Ridge; (ii) 5,738 Interests owned by BKK; and (iii) 211,843 Interests owned by ORIG.

  The General Partner disclaims beneficial ownership of 219,377 Interests, including: (i) 5,738 Interests owned by BKK; (ii) 1,796 Interests owned by Ocean Ridge; and (iii) 211,843 Interests owned by ORIG.

  Includes: (i) five Interests owned by the General Partner; (ii) 5,738 Interests owned by BKK; (iii) 1,796 Interests owned by Ocean Ridge; and (iv) 211,843 Interests owned by ORIG.

Item 8. Interest in Securities of the Subject Company.

     Reference is hereby made to cover pages 3-7 hereto, which are incorporated herein by reference.

     Except for the purchase of 43,607 Interests for $6.50 per Interest by the Offeror as of October 1, 2002 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past sixty (60) business days by the Partnership, the General Partner, Ocean Ridge, BKK, ORIG, Mr. Nichols or Mr. Lavin, or any other associate or subsidiary of any such person.

Item 12. Material to be filed as Exhibits.

Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

      (a)(1)(xi)   Press Release dated October 7, 2002.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 7, 2002	ORIG, LLC, a Kentucky limited liability company.

By:	/s/ J.D. Nichols

J. D. Nichols, Manager

/s/ J.D. Nichols

J. D. Nichols, individually

/s/ Brian F. Lavin

Brian F. Lavin, individually

EXHIBITS

Exhibit
Number	Description
(a)(1)(xi)	Press Release dated October 7, 2002.